Exhibit 99.1

Cheche Group Launches “ABAO Agent,” an AI-Powered Intelligent Underwriting Solution

BEIJING, China – June 22, 2026 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced the official launch of “ABAO Agent,” an AI-powered intelligent underwriting agent. Built on the Company’s proprietary, large language model and deeply integrated with core insurance workflows, ABAO Agent delivers end-to-end intelligent automation across underwriting and policy renewal — marking a pivotal step in Cheche’s strategic evolution from a digital insurance transaction platform to a AI-driven insurtech company.

ABAO Agent is now commercially deployed in auto insurance renewal scenarios at scale. Its 24/7 autonomous capabilities allow the agent to independently execute the complete renewal workflow — customer outreach, needs identification, policy follow-up, and conversion — functions that previously required dedicated human teams. The result is a reduction in labor and operational costs for carrier partners, with no compromise to service continuity.

“ABAO Agent is the core engine of Cheche’s intelligent transformation,” said Lei Zhang, Founder, CEO and Chairman of Cheche Group. “We have spent years building proprietary insurance data, scenario-based algorithms, and deep industry relationships — ABAO Agent is where that foundation becomes a competitive moat. We will continue integrating AI across the full insurance lifecycle, from underwriting and pricing to claims, with the goal of driving structural cost reductions for our carrier partners and cementing Cheche’s leadership in intelligent risk management for NEV insurance.”

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management, and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

Crocker.coulson@aumadvisors.com

(646) 652-7185